Beneficient

325 North St. Paul Street, Suite 4850

Dallas, Texas 75201

(214) 445-4700

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti and Tonya Aldave

RE:	Beneficient

Amendment No. 2 to Registration Statement on Form S-1

SEC File No. 333-273328 (the “Registration Statement”)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Beneficient (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 3:00 p.m. Eastern Daylight Time, on September 29, 2023, or as soon as practicable thereafter, or at such other time as the Registrant or the Registrant’s legal counsel Haynes and Boone, LLP, request by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Matthew L. Fry, of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Fry at (214) 651-5443, or in his absence Logan Weissler at (214) 651-5813, of Haynes and Boone, LLP, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Fry, via email at matt.fry@haynesboone.com. Please contact either of Messrs. Fry or Weissler if you have any questions or concerns regarding this matter.

Very truly yours,

Beneficient

By:	/s/ Brad Heppner
Name:	Brad Heppner
Title:	Chief Executive Officer